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                                       FILING PURSUANT TO RULE 425 OF THE
                                       SECURITIES ACT OF 1933

                                       FILER: NORTHROP GRUMMAN CORPORATION

                                       SUBJECT COMPANY: TRW INC. NO 1-2384


NEWS
NORTHROP GRUMMAN
                                                    Northrop Grumman Corporation
                                                    Public Information
                                                    1840 Century Park East
                                                    Los Angeles, California
                                                    90067-2199
                                                    Telephone  310-553-6262
                                                    Fax  310-556-4561

                                Contact:  Frank Moore (Media) (310) 201-3335
                                          Gaston Kent (Investors) (310) 201-3423

For Immediate Release

NORTHROP GRUMMAN EXTENDS OFFER
------------------------------
FOR ALL OUTSTANDING SHARES OF TRW INC.
--------------------------------------

     LOS ANGELES -- May 17, 2002 -- Northrop Grumman Corporation (NYSE: NOC) today announced that it has extended the expiration of its pending exchange offer for all outstanding shares of common and preferred stock of TRW Inc. (NYSE: TRW) from May 17, 2002, to Friday, May 31, 2002, at midnight EDT.

     Approximately 2,997,000 shares of TRW common stock; 1,395 shares of Cumulative Serial Preference Stock II, $4.40 Convertible Series 1; and 3,479 shares of Cumulative Serial Preference Stock II, $4.50 Convertible Series 3 had been tendered to Northrop Grumman as of 5:00 p.m. EDT on May 16, 2002. The tendered shares are subject to validation by TRW's transfer agent.

     Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

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NORTHROP GRUMMAN EXTENDS OFFER
------------------------------
FOR ALL OUTSTANDING SHARES OF TRW INC.
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Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672)
and a tender offer statement on Schedule TO with the SEC on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW capital stock for Northrop Grumman stock. These documents contain important information. TRW shareholders should read these documents and any amendments or supplements thereto before making any decision regarding the offer to exchange. Copies of such documents may be obtained without charge at the SEC's website at www.sec.gov or from D.F. King & Co., Inc. the information agent for the offer to exchange, at 800-755-7250.

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                                                                        0502-140

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